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                                                                    Exhibit 99.3

                               HERRICK FOUNDATION
                          2290 FIRST NATIONAL BUILDING
                               660 WOODWARD AVENUE
                             DETROIT, MICHIGAN 48226
                                  313-465-7632

March 10, 2008

The Board of Directors of
Tecumseh Products Company

Gentlemen:

        The Board of Directors of The Herrick Foundation ("Foundation") determined that, in the exercise of its fiduciary duties, it was appropriate to retain a consultant to review and evaluate the Foundation's shareholdings in Tecumseh Products Company ("Tecumseh"). The Foundation has retained Beringea LLC ("Beringea"), an investment banking firm, to advise the Foundation concerning these matters.

        After a full review and analysis, Beringea has recommended that the Foundation liquidate its position in Tecumseh stock in the short term. Beringea suggested various alternatives to achieve this objective. The Foundation Board has reviewed this recommendation and has determined that it should pursue such a sale. It also believes that it is possible that the Herricks and the Herrick Trusts that own Tecumseh stock would be interested in liquidating their positions. The Foundation appreciates the cooperation by representatives of Tecumseh in discussing various alternatives for the Foundation to achieve its objectives. After considering its alternatives, the Foundation requests that Tecumseh take the following actions.

        1. Because the Foundation believes it would be in the best interest of all shareholders to sell Tecumseh in the short term, the Board should form a committee to explore the possible sale of Tecumseh to strategic and/or financial buyers.

        2. Simultaneously with these actions, the Foundation intends to approach potential buyers regarding their interest in purchasing the Foundation's shares in Tecumseh or in purchasing Tecumseh. Therefore, Tecumseh's Board of Directors should take all necessary actions to redeem or terminate the poison pills, eliminate the Class A Protective Provision contained in the Articles of Incorporation (including this proposal in this year's proxy statement) and take all other necessary steps to avoid the application of the anti-takeover provisions under applicable law, which may have an adverse effect on the Foundation's ability to sell its shares to a third party or on a potential purchaser's ability to purchase Tecumseh.

        We look forward to your prompt response to this letter and these requests as Beringea believes that prompt resolution of this matter is important to the Foundation's efforts to preserve and enhance its assets.

Very truly yours,
HERRICK FOUNDATION

By:      /s/ TODD W. HERRICK
     -------------------------------
         Todd W. Herrick

Its:  President

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